Filed by OceanTech Acquisitions I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OceanTech Acquisitions I Corp.

Commission File No. 001-40450

Date: January 4, 2024

OceanTech Acquisitions I Corp. Announces Effectiveness of Registration Statement and Date of Special
Meeting to Approve Proposed Business Combination

Special Meeting of Stockholders to Approve Business Combination Scheduled for January 22, 2024

Stockholders of Record as of December 29, 2023 are Eligible to Vote at Special Meeting

After the Business Combination, such shares of OTEC Class A Common Stock and Warrants expected to be listed on
Nasdaq under the Ticker Symbols “RGNT” and “RGNTW”.

New York – January 4, 2024 – OceanTech Acquisitions I Corp. (“OTEC”, “OceanTech” or the “Company”) (Nasdaq: OTEC/OTECU/OTECW), a special purpose acquisition company, today announced that on December 29, 2023, the Securities and Exchange Commission (“SEC”) declared effective the registration statement on Form S-4 (the “Form S-4”) in connection with the previously announced proposed business combination (the “Business Combination”) with Regentis Biomaterials Ltd, a company organized under the laws of the State of Israel (“Regentis”) and R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of the Company (the “Merger Sub”, and together with the Company and Regentis, the “Parties”). The Form S-4 provides important information about the Parties and the Business Combination.

The Company also announced that it will hold a special meeting of its stockholders virtually via live webcast at https://www.cstproxy.com/oceantechspac/2024 on January 22, 2024 at 10:30 a.m. EST (the “Special Meeting”) for its stockholders of record as of the close of business on December 29, 2023 (the “Record Date”), at which the Company’s stockholders will be asked to consider and vote upon proposals to approve the Business Combination and related matters.

The Company also has filed a definitive proxy statement/prospectus with the SEC relating to the Business Combination and has commenced mailing the definitive proxy statement/prospectus to its stockholders as of the Record Date.

The Business Combination is subject to stockholder approvals and the satisfaction or waiver of the conditions in the Merger Agreement and other customary closing conditions. Upon closing of the Business Combination, the post-closing company will be renamed “Regentis Biomaterials Corp.” and its common stock and warrants are expected to trade on The Nasdaq Stock Market, LLC (“Nasdaq”) under the ticker symbols “RGNT” and “RGNTW”, respectively. The OTEC units will be separated into their component parts and will cease to exist.

The Company’s stockholders are urged to read the proxy materials, including, among other things, the reasons for the unanimous recommendation by the Company’s Board of Directors that stockholders vote “FOR” the Business Combination proposal. Your vote “FOR” the Business Combination is important, no matter how many shares you own. If you have any questions or need assistance voting, please contact Laurel Hill Advisory Group, the Company’s proxy solicitor, by telephone at (855) 414-2266 or by email at info@laurelhill.com. The Company’s stockholders who hold shares in “street name” (i.e., stockholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

About OceanTech Acquisitions I Corp.

OceanTech is a blank check company formed for the purposes of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, with a focus on companies in the technology industry. The Company is sponsored by Aspire Acquisition LLC.

Additional Information and Where to Find It

This press release is filed by OceanTech, together with Merger Sub, Aspire Acquisition LLC, the Company’s sponsor (the “Sponsor”), and Regentis in connection with the Merger Agreement, pursuant to which, among other things, Merger Sub will merge with and into Regentis, with Regentis surviving as a wholly owned subsidiary of the Company pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. The press release is provided for informational purposes only, has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination, and does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Business Combination.

In connection with the Business Combination, OceanTech filed relevant materials with the SEC, including having filed an effective registration statement on Form S-4, which includes a proxy statement/prospectus of the Company. The definitive proxy statement has also been filed.

OceanTech urges its investors, shareholders, and other interested persons to read, the Form S-4, which includes a proxy statement/prospectus filed with the SEC, the definitive proxy statement, and any documents incorporated by reference therein because these documents contain important information about OceanTech, Regentis and the Business Combination. As the Form S-4 has been declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the stockholders of OceanTech as of the Record Date and will contain important information about the Business Combination and related matters. Stockholders of OceanTech and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with OceanTech’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the Business Combination because they will contain important information about OceanTech, Regentis and the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: OceanTech Acquisitions I Corp., 515 Madison Avenue, 8th Floor – Suite 8133, New York, New York, 10022 or (929) 412-1272. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

OceanTech, Regentis and their respective directors and executive officers may be deemed participants in the solicitation of proxies from OceanTech’s stockholders in connection with the Business Combination. OceanTech’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of OceanTech in OceanTech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to OceanTech’s stockholders in connection with the Business Combination is set forth in the proxy statement/prospectus for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Form S-4, which includes the proxy statement/prospectus, and the definitive proxy statement, that OceanTech filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This press release is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this press release. To the fullest extent permitted by law under no circumstances will Regentis, OceanTech, Merger Sub, Sponsor or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Business Combination. Readers of this press release should each make their own evaluation of OceanTech and Regentis and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This press release contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the completion of the Business Combination and the expected listing on Nasdaq, and OceanTech’s and Regentis’ expectations, plans or forecasts of future events and views as of the date of this press release. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of OceanTech or Regentis). Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Business Combination may not be completed by OceanTech’s business combination deadline; (4) the inability to complete the Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of OceanTech or Regentis for the Merger Agreement, to satisfy the minimum net tangible assets and minimum cash at closing requirements, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by OceanTech’s stockholders; (6) the inability to obtain or maintain the listing of OceanTech’s common stock on Nasdaq following the Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Business Combination; (7) the effect of the announcement or pendency of the Business Combination on Regentis’ business relationships, operating results, and business generally; (8) risks that the Business Combination disrupts current plans and operations of Regentis; (9) the inability to realize the anticipated benefits of the Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Business Combination; (10) the possibility that OceanTech or Regentis may be adversely affected by other economic or business factors; (11) changes in the markets in which Regentis competes, including but not limited to with respect to its competitive landscape, technology evolution, or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that Regentis may not be able to execute its growth strategies; (14) the risk that Regentis experiences difficulties in managing its growth and expanding operations after the Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Regentis to grow and manage growth economically and hire and retain key employees; (17) risk that Regentis may not be able to develop and maintain effective internal controls; (18) the risk that Regentis may fail to keep pace with rapid technological developments to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new products and services; (20) the risk that Regentis is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to Regentis’ business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; and (26) other risks and uncertainties identified in the Form S-4, including those under “Risk Factors” therein, and in other filings with the SEC made by OceanTech. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanTech’s Form S-4 and definitive proxy statement, Annual Report on Form 10-K, and Quarterly Reports on Form 10-Q filed with the SEC with respect to the Business Combination, and other documents filed by OceanTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither OceanTech nor Regentis presently know or that OceanTech and Regentis currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. However, while OceanTech and Regentis may elect to update these forward-looking statements at some point in the future, OceanTech and Regentis specifically disclaim any obligation to do so. Neither OceanTech nor Regentis gives any assurance that OceanTech or Regentis, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing OceanTech’s and Regentis’ assessments as of any date subsequent to the date of this press release.

Contacts

Investor Relations

Lena Cati

The Equity Group, Inc.

(212) 836-9611

lcati@equityny.com